DRILLING SERVICES AGREEMENT

THIS DRILLING SERVICES AGREEMENT (the "Agreement"), is entered into as of this 20th day of September, 2006 (the "Effective Date").

BETWEEN:

JOURNEY RESOURCES CORP., a corporation duly incorporated under the laws of the Province of British Columbia and having a head office at 1208 – 808 Nelson Street, Vancouver, British Columbia V6Z 2H2

(hereinafter referred to as "**Journey**"),

AND:

MINERALES JAZZ S.A. DE C.V., a corporation duly organized pursuant to the laws of Mexico and having an office at Avenida del Mar No. 1022 Oficina 5, Zona Costera, Mazatlan, Sin MEXICO 82149 (a wholly owned subsidiary of Journey).

(hereinafter referred to as "**Jazz**")

(Journey and Jazz hereinafter collectively referred to as the "**Company**"),

AND:

CANMEX DIAMOND DRILL S.A. DE C.V. having an address for notice and delivery located at Sierra Venados #210, Lomas de Mazatlan, Mazatlan, Sinaloa, Mexico, C.P. 82110, RFC: CDD051104LF7

(hereinafter referred to as the "**Contractor**").

WHEREAS:

The Company wishes to retain the Contractor to perform certain services for the Company, and Contractor wishes to provide such services as more particularly described herein, subject to the terms and conditions of this Agreement.

THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party, the parties hereby agree as follows:

1. **Services to be Provided**. During the term of this Agreement, Contractor shall provide the Company with such general services, including without limitation, surface drilling in a safe and professional manner, deliver drill core to the designated site as instructed and supply daily time sheets of performance to Journey at the address first written above. The Contractor shall devote the appropriate business time and efforts to the services of this Agreement and shall reasonably devote such time as is normally required.

2. **Specific Services**. The Contractor shall supply to the Company 3,000 meters of NQ or BQ size drill core, report all drill core recovered in meters, retrieve all core by wire line, survey all drill holes when requested by acid tests and/or troparie survey, supply core boxes, supply a hydraulic drill, supply all parts as required to ensure that drilling remains constant, supply transportation to and from the mine site, of all equipment required and personnel, which will be paid by the Contractor (the "Services"). Water as required will be supplied by the Company. The Company will supply room and board for two (2) diamond drillers. The Contractor will supply their own work equipment including, steel toe boots, safety glasses and hearing protection etc. in order to comply with the general standard safety regulations.

2. **Term**. The initial term of this Agreement shall begin on the Effective Date and shall continue until ____________, unless terminated prior thereto pursuant to Section 6 below (the "Term"). This Agreement may be renewed for an additional term at the election of, and as agreed by the parties hereto.

3. **Compensation; No Benefits**.

(a) As compensation for Contractor's performance of the Services hereunder, the Company shall pay, on a bi-monthly basis commencing on the Effective Date, at a basic fee of US $105.00 per meter. The Contractor will charge the Company a standby rate of US$90 per hour in the event that the Contractor is requested by the geologist to standby and wait, or if the Contractor must wait for water. All materials left in the holes at the Company's request, or if recovery is not possible, such materials will be invoiced at cost to the Company. All acid tests will be paid for by the Contractor. Troparie survey tests, if required, will be charged to the Company at a cost of US$60 per hour. Cost of materials shall be at a rate of cost plus 15%.

(b) Contractor shall invoice the Company bi-monthly for reimbursement of all expenses which are reasonably incurred in connection with the performance of the Services. All expenses shall be approved by the Company in advance. The Contractor

shall provide reasonable documentation relating to all expenses as required by the Company.

(c) Contractor shall be paid USD$10,000 for mobilization and demobilization.

(d) The Company shall pay Contractor an advance payment equal to 33% of the compensation (USD$105,000) commencing upon execution of this Agreement and thereafter.

(e) Contractor is not an employee of the Company and will not be entitled to participate in or receive any benefit or right as a Company employee under any Company employee benefit and welfare plans, including, without limitation, and health benefits, dental benefits or other employee insurance, pension and/or savings plans as a result of entering into this Agreement.

4. Independent Contractor Status. For the purposes of this Agreement and all Services to be provided hereunder, Contractor shall not be considered a partner, co-venturer, agent, employee, or representative of the Company, but shall remain in all respects an independent contractor, and neither party shall have any right or authority to make or undertake any promise, warranty or representation, to execute any contract, or otherwise to assume any obligation or responsibility in the name of or on behalf of the other party, unless otherwise consented to by the other party.

5. Confidentiality. Contractor hereby acknowledges, covenants and agrees as follows:

(a) During, and solely as a result of providing the Services to the Company, Contractor will have access to and assist in the development of confidential and/or proprietary information with respect to the property, operations, business affairs and other related matters of the Company, its subsidiaries and affiliates, including but not limited to all property data, transactions, operating plans, financial information, and other correspondence and information disclosed or submitted, orally or in writing (collectively the "Confidential Information");

(b) Confidential Information shall not include any information which: (i) is or becomes publicly available, other than as a result of breach of this Agreement by Contractor; (ii) is rightfully received by Contractor without obligations of confidentiality from a source other than the Company, its subsidiaries, affiliates or representatives; or (iii) is developed by Contractor without breach of this Agreement;

(c) Contractor agrees that the Confidential Information is to be considered and treated as confidential and proprietary to the Company and Contractor shall hold same in strict confidence, shall not use the Confidential Information other than for the purposes of performing the Services contemplated herein, and shall only disclose Confidential Information to the Company's officers, directors, and/or employees with a specific need to know. Contractor will not disclose, publish or otherwise reveal any of the Confidential Information received to any other third party whatsoever, except with the specific prior authorization of the Company;

(d) Confidential Information furnished in tangible form shall not be duplicated and/or retained by Contractor except for purposes of this Agreement; and

(e) Contractor acknowledges that it would be impossible or inadequate to measure or calculate the Company's damages as a result of any breach of the covenants set forth in this Section 5 of the Agreement. Accordingly, Contractor agrees that if Contractor breaches any of such covenants, the Company will have available, in addition to any other right or remedy available to it, the right to obtain an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of any such provision of this Agreement.

The obligations of the Contractor under this Section 5 shall survive the expiration or termination of this Agreement and will continue for one (1) year from the date of such expiration or termination.

6. Termination. Notwithstanding the provisions of Section 2 herein, either party may terminate the term of this Agreement for any reason whatsoever upon thirty (30) days prior written notice to the other party. In the event of any termination of this Agreement by the Contractor, the Company shall be responsible for any portion of the compensation owed to Contractor under Section 3 for any Services rendered prior to the effective date of such termination. In the event of any termination of this Agreement by the Company, the Company shall be responsible for any portion of the compensation owed to Contractor under Section 3 for any Services rendered prior to the effective date of such termination, together with continued payment of the compensation under Section 3 for an additional thirty (30) day period after the effective date of termination.
Within five (5) business days after any termination of the Term of this Agreement, Contractor shall deliver to the Company all work product resulting from the performance of the Services.

7. Non-Conflict and Non-Exclusive Engagement.

(a) Contractor represents that Contractor is not a party to any existing agreement which would prevent Contractor from entering into and performing the Services under this Agreement. Subject to the foregoing, Contractor may from time to time act as a Contractor to, perform professional services for, or enter into agreements similar to this Agreement with other persons or entities without the necessity of obtaining approval from the Company.

(b) The Company may from time to time (i) engage other persons and entities to act as Contractors to the Company and perform services for the Company, including services that are similar to the Services, and (ii) enter into agreements similar to this Agreement with other persons or entities, in all cases without the necessity of obtaining approval from Contractor.

8. **Return of Company Property**. Promptly upon the expiration or sooner termination of the Term of this Agreement, and earlier if requested by the Company at any time, Contractor shall deliver to the Company (and will not keep in Contractor's possession or deliver to anyone else) all Confidential Information (as defined in Section 5 herein) of the Company and all documentation, devices, records, data, reports, specifications, diagrams, materials, equipment, other documents or property, or reproductions of any aforementioned items developed by Contractor as part of or in connection with the Services or otherwise belonging to the Company. Contractor shall not remove any of the Company's property or Confidential Information from the property without authorization of the Company.

9. **Non-Liability of Company.** In the event any claims, allegations, judgments, suits, or demands for damages to persons or property resulting from the performance of the Services are made or threatened with respect to this project (hereinafter "Claims"), other than such Claims arising or resulting solely from negligence of the Company, Contractor hereby agrees to release, indemnify, defend and hold harmless the Company, its agents, employees and successors, against any and all such Claims, costs, liabilities and damages, including reasonable attorney's fees and costs, arising in any way from Consultant's performance of the Services.

Consultant further agrees to carry and maintain sufficient and appropriate liability insurance coverage in the event of such Claims arising as a result of the performance of Services.

10. **Entire Agreement, Amendment and Waiver**. This Agreement constitutes the entire agreement between Contractor and the Company with respect to the Services to be performed hereunder and supersedes all prior agreements and understandings with respect thereto, whether oral or written.

No amendment or modification to any provision of this Agreement shall be binding unless in writing and signed by both parties hereto.

No consent or waiver by any party hereto of any or all of its rights or obligations under this Agreement will be effective unless in writing and signed by the party to be charged.

10. Assignment. Neither party hereto may assign or transfer any of its right, obligation, benefit or interest under this Agreement without the prior written consent of the other party.

11. Severability. If any provision of this Agreement or application thereof is deemed to be unenforceable or invalid for any reason, such invalidity or unenforceability shall be several and shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision, and all other provisions of this Agreement shall remain in full force and effect.

12. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been conveyed when hand delivered, sent by facsimile or mailed by registered or certified mail, to the following addresses:

If to the Company, to:

Journey Resources Corp. and Minerales Jazz S.A. de C.V.
1208 – 808 Nelson Street
Vancouver, B.C.
V6Z 2H2
Fax: (604) 633-2462

Attn: Jack Bal, President and CEO

If to Contractor, to:

Canmex Diamond Drill S.A. de C.V.
Sierra Venados #210
Lomas de Mazatlan
Mazatlan, Sinaloa
Mexico, C.P. 82110

Fax:

Attn:

or to such other names or addresses as the Company or Contractor, as the case may be, shall designate by notice to each person entitled to receive notices in the manner specified in this Section.

13. **Enurement.** All of the terms and provisions of this Agreement shall enure to the benefit of and be binding upon both parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

14. **Time of the Essence.** Time is of the essence in the performance of obligations under this Agreement.

15. **Governing Law**. This Agreement shall be governed by and construed in accordance with laws of the Province of British Columbia.

16. **Counterparts**. This Agreement may be executed in any number of counterparts, each of which so signed shall be deemed to be an original and shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the date first above written.

JOURNEY RESOURCES CORP.

By: ______________________

Name: Jack Bal

Title: President and CEO

MINERALES JAZZ S.A. DE C.V.

By: ______________________

Name: Jack Bal

Title: President and CEO

CONTRACTOR:
CANMEX DIAMOND DRILL S.A. DE C.V.

By: [signature]

Name: Murielle Delauniere

Title: Présidente